SILVERCREST METALS INC. Security Class Holder Account Number Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 12, 2024 NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. 7. Unless prohibited by law, this VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 9. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 10. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management. VIFs submitted must be received by Computershare by 10:00 am (Vancouver Time), on June 10, 2024. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

------- Fold ------- Fold Appointee(s) I/We being holder(s) of securities of SilverCrest Metals Inc. (the “Company”) hereby appoint: N. Eric Fier, Chief Executive Officer, or failing this person, Anne Yong, Chief Financial Officer, or failing this person, Christopher Ritchie, President (the "Management Nominees") OR If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at 501 - 570 Granville Street, Vancouver, British Columbia on June 12, 2024 at 10:00 am (Vancouver Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Number of Directors To fix the number of Directors at eight (8). For Against 2. Election of Directors 01. Pierre Beaudoin For Withhold 02. Laura Diaz For Withhold 03. N. Eric Fier For Withhold 04. Anna Ladd-Kruger 05. Ani Markova 06. Hannes Portmann 07. Graham Thody 08. John Wright 3. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP as Auditor of the Company for the ensuing year. For Withhold 4. Advisory Resolution – Say on Pay To consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the accompanying management information circular of the Company dated April 18, 2024. For Against 5. Reconfirmation of Equity Share Unit Plan To reconfirm the Company’s rolling percentage Equity Share Unit Plan by approving the unallocated securities that may be grantable thereunder. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 3 6 4 1 0 1 A R 1Y S V Q